Exhibit 99(b)

                                 NEWS RELEASE

                             FOR IMMEDIATE RELEASE

         MORRISON RESTAURANTS INC. TO EXPLORE STRATEGIC ALTERNATIVES;
                       ANNOUNCES SECOND QUARTER RESULTS


        Atlanta, Ga. - January 14, 1998 - Morrison Restaurants Inc. today announced that the Company's Board retained the investment banking firm of Wheat, First Securities, Inc. and also reported revenues and results of operations for the second quarter of fiscal year 1998.

        Dolph von Arx, Chairman of the Board, stated, "The Board has retained Wheat, First Securities, Inc. to assist in a review of the Company's operations, financial structure and strategic alternatives. We decided that now is an appropriate time to review Morrison's market position and the options available for maximizing the Company's long-term value for our shareholders as our employees have made tremendous strides in enhancing the dining experience of our customers and reaching out in the local markets we serve."

        For the second quarter of fiscal 1998, revenues for Morrison Restaurants Inc. were $59,816,000, a decrease of 4.9% from the same quarter of the prior year. Sales for units open in both periods were down 2.4% versus last year.
The company incurred an operating loss of ($2,713,000) compared to an operating profit of $1,160,000 for the second quarter of fiscal 1997. Net loss and loss per share were ($1,776,000) and ($0.19) for the quarter, respectively. Customer traffic trends were down versus last year, although the rate of decline has slowed in the second quarter compared to the first quarter of fiscal 1998.
Lower customer traffic was the primary reason for the second quarter operating loss. Labor costs increased significantly, primarily as a result of the October 1, 1996 and September 1, 1997 minimum wage increases. Additionally, the results were adversely impacted by costs associated with the decision to close three restaurants, two of which are currently generating cash flow losses, and the third which is being closed at the expiration of the lease by the landlord. The second quarter results were positively impacted by reduced food costs.

        Ronnie Tatum, Chief Executive Officer stated, "While our financial results do not yet reflect it, we have made significant improvement in providing the customer with quality, great tasting, attractively displayed food, delivered quickly by smiling, friendly people! We have returned our focus to local restaurant marketing and positioned our restaurants as centers of community life and activities. Our renewed focus on local marketing proved fruitful as we secured additional sales with civic clubs, church and educational institutions during the second quarter. We are aggressively addressing our costs, particularly our food costs. During the second quarter, we reduced our food cost per meal by 5% as our restaurant managers focused more intensely on sales forecasting and food production planning. We also continue to evaluate labor and all overhead costs, and have identified and are implementing several additional savings opportunities."

Exhibit 99(b)

        As announced on September 24, 1997, in accordance with Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In light of the results of operations in the first and second quarters of fiscal 1998, the Company continues to monitor closely the effect of improvement plans being implemented. In the event these improvement plans are not effective, the Company may need to write-down certain assets to their estimated fair value. Based on the result of future operations, the Company may also implement plans to close certain underperforming restaurants and dispose of assets. Once adopted, these plans could result in a write-down of certain assets to their estimated fair value.

        Morrison Restaurants Inc. is a restaurant company with $240 million of annual revenue with 148 restaurants in 13 states located in the Southeastern and mid-Atlantic regions. It is publicly traded on the New York Stock Exchange (symbol:MRN).

                                     # # #

For more information, contact:                   Ronnie Tatum
Tel: (770) 991-0351, extension 124               Chief Executive Officer


                                                 Craig Nelson
                                                 Senior Vice President - Finance

This press release contains "forward-looking" statements which represent the Company's expectations or beliefs concerning results and growth during fiscal year 1998 and beyond. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from such forward-looking statements including, without limitations, the following: general economic conditions; consumer spending trends; mall traffic trends; changes in food costs; increased competition in the restaurant industry; and changes in laws and regulations affecting labor and employee benefits.